

December 4, 2023

Scott W. Shockey
Chief Financial Officer
Ohio Valley Banc Corp.
420 Third Avenue
Gallipolis, OH 45631

  Re: Ohio Valley Banc Corp.
    Form 10-K for the Annual Fiscal Period Ended December 31, 2022
    Form 10-Q for the Quarterly Period Ended September 30, 2023
    File No. 000-20914

Dear Scott W. Shockey:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Annual Fiscal Period Ended December 31, 2022

Exhibit 13 - OVBC 2022 Annual Report
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 73

1. We note your disclosure that management does not rely on any single source of liquidity and monitors your liquidity level. We also note that your liquidity section only appears to describe and quantify FHLB advances as a liquidity source, and that your risk factors (10-K page 27) note that your liquidity contingency funding is highly concentrated in FHLB funding. In future filings, please enhance your liquidity disclosures to, as applicable: (i) note and quantify any other liquidity sources; (ii) provide comparative discussion of uninsured deposits versus available sources of liquidity; and (iii) discuss any policy guidelines or metrics related to managing liquidity (e.g., funding or coverage ratios, etc.) and uninsured deposits (e.g., internal limits on concentrations in uninsured or brokered deposits, etc.).

Form 10-Q for the Quarterly Period Ended September 30, 2023

Comparison of Financial Condition at September 30, 2023 and December 31, 2022
Loans, page 35

2. Given the significance of commercial real estate ("CRE") in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Deposits, page 37

3. We note your disclosures here and in Note 10 regarding increased brokered deposits as of September 30, 2023 as compared to December 31, 2022, which primarily were to fund asset growth. We also note that your June 30, 2023 Form 10-Q filing refers to increased brokered CD issuances to manage your tightened liquidity position during the first six months of 2023. Where applicable, please revise your disclosure in future filings to provide additional quantitative and qualitative information relating to your deposits, liquidity and risk management approach, such as:
    *   stressors causing tightened liquidity and any resulting changes in your related management approach;
    *   changes in your deposit base and funding costs that are likely to result in material liquidity or funding cost changes;
    *   any impact that deposit changes have on your liquidity and funding costs;
    *   any related negative impacts to net interest margin; and
    *   potential effects on liquidity and funding for deposits that fail to roll over.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Lory Empie at 202-551-3714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance